Organigram Global Expands FAST™ Innovation Platform with SHRED Shotz, Leveraging SHRED Brand Equity
FAST™-powered SHRED Shotz extends the SHRED brand into shot-sized beverages
Toronto, Ontario - March 5, 2026 - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada’s #1 cannabis company by market share1 is pleased to announce the launch of SHRED Shotz, a compact, single-serve 65ml cannabis beverage powered by FAST™, Organigram’s fast-acting nanoemulsion technology platform designed to deliver a 15-minute onset2.
This launch reflects Organigram’s focus on differentiated innovation while leveraging the scale of SHRED, one of the Company’s best-known brands. SHRED surpassed $200 million in retail sales in 20253, underscoring the brand’s momentum and track record of expansion into new formats. With SHRED Shotz, Organigram is introducing a compact format designed to help broaden the beverage category and bring new consumers into the segment.
“SHRED Shotz is another clear example of how we successfully translate consumer insights into meaningful product innovation” said Eric Williams, Organigram Global’s Vice President of Marketing. “With FAST™ powering the formulation, we are bringing that technology into a compact, single-serve beverage under the SHRED brand,
1 Based on multiple sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of December 30, 2025.
2 Onset is defined in terms of mean blood concentrations. Onset times may vary.
3 Based on multiple sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of September 30, 2025.

allowing us to expand into new occasions with a format built for taste, convenience and predictability.”
About FASTtm nanoemulsion technology
FASTtm is a patent-pending nanoemulsion technology platform designed to support a faster-onset ingestible experience and consistent performance across product formats. Organigram has previously reported clinical pharmacokinetic (PK) research completed through the Product Development Collaboration, a joint research and development initiative with BAT, showing that, depending on the ingestible format, FASTtm delivered up to approximately 50% faster onset, improved bioavailability (the amount absorbed into the bloodstream), and up to double cannabinoid delivery at peak compared with traditional ingestible products4.
SHRED Shotz are expected to be available for sale at Canadian cannabis retailers sometime in March in Ontario and Atlantic Canada, with availability in other provinces expected to follow soon after. Each compact 65 mL bottle contains 10 mg THC and will be available in Blue Razzberry and OG Lemonade flavours.
About Organigram Global Inc.
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets. Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business relationships to extend the Company's global footprint. Organigram has developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates cultivation and processing facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London is optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
4 Preliminary PK study results released August 07, 2024.

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information including expectations regarding market performance involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram Global to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include timing for launch of products, changes in the regulatory landscape, acceptance of products and different product forms in the local market and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis, and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed timeframes or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
Media Contact
Max Schwartz, Director of Investor Relations investors@organigram.ca
Mark McKay, Director of Communications mark.mckay@organigram.ca